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UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13G	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934

Seattle Genetics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812578102

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index Contained on Page 13

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sofinnova Ventures Partners IV, L.P. (“SVP IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,606,565 shares, except that Sofinnova Management IV, L.L.C. (“SM IV”), the general partner of SVP IV, may be deemed to have sole voting power, and Robert Carr (“Carr”), Michael F. Powell (“Powell”), Alain Azan (“Azan”), Nathalie Auber (“Auber”), and Greg Stikeleather (“Stikeleather”), the members of SM IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,606,565 shares, except that SM IV, the general partner of SVP IV, may be deemed to have sole dispositive power, and Carr, Powell, Azan, Auber, and Stikeleather, the members of SM IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,606,565 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.89%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sofinnova Venture Affiliates IV, L.P. (“SVA IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
73,707 shares, except that SM IV, the general partner of SVA IV, may be deemed to have sole voting power, and Carr, Powell, Azan, Auber, and Stikeleather, the  members of SM IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
73,707 shares, except that SM IV, the general partner of SVA IV, may be deemed to have sole dispositive power, and Carr, Powell, Azan, Auber, and Stikeleather, the  members of SM IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,707 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.25%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sofinnova Management IV, L.L.C. (“SM IV”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
2,680,272 shares, of which 2,606,565 are directly owned by SVP IV and 73,707 shares are directly owned by SVA IV.  SM IV, the general partner of SVP IV and SVA IV, may be deemed to have sole voting power, and Carr, Powell, Azan, Auber, and Stikeleather, the  members of SM IV, may be deemed to have shared power to vote these shares.

	6.	Shared Voting Power See response to row 5.

7.

Sole Dispositive Power
2,680,272 shares, of which 2,606,565 are directly owned by SVP IV and 73,707 shares are directly owned by SVA IV. SM IV, the general partner of SVP IV and SVA IV, may be deemed to have sole dispositive power, and Carr, Powell, Azan, Auber, and Stikeleather, the  members of SM IV, may be deemed to have shared power to dispose of these shares.

	8.	Shared Dispositive Power See response to row 7.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,680,272 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.14%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert Carr (“Carr”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 33,900 shares.

6.

Shared Voting Power
2,680,272 shares, of which 2,606,565 are directly owned by SVP IV and 73,707 are directly owned by SVA IV.  SM IV is the general partner of SVP IV and SVA IV, and Carr, a managing member of SM IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 33,900 shares.

8.

Shared Dispositive Power
2,680,272 shares, of which 2,606,565 are directly owned by SVP IV and 73,707 are directly owned by SVA IV. SM IV is the general partner of SVP IV and SVA IV, and Carr, a managing member of SM IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,714,172 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.26%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Powell (“Powell”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 20,000 shares.

6.

Shared Voting Power
2,680,272 shares, of which 2,606,565 are directly owned by SVP IV and 73,707 are directly owned by SVA IV. SM IV is the general partner of SVP IV and SVA IV, and Powell, a  member of SM IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 20,000 shares.

8.

Shared Dispositive Power
2,680,272 shares, of which 2,606,565 are directly owned by SVP IV and 73,707 are directly owned by SVA IV. SM IV is the general partner of SVP IV and SVA IV, and Powell, a  member of SM IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,700,272 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.21%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alain Azan (“Azan”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,000 shares.

6.

Shared Voting Power
2,680,272 shares, of which 2,606,565 are directly owned by SVP IV and 73,707 are directly owned by SVA IV. SM IV is the general partner of SVP IV and SVA IV, and Azan, a  member of SM IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 2,000 shares.

8.

Shared Dispositive Power
2,680,272 shares, of which 2,606,565 are directly owned by SVP IV and 73,707 are directly owned by SVA IV. SM IV is the general partner of SVP IV and SVA IV, and Azan, a  member of SM IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,272 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.15%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nathalie Auber (“Auber”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization French Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,000 shares.

6.

Shared Voting Power
2,680,272 shares, of which 2,606,565 are directly owned by SVP IV and 73,707 are directly owned by SVA IV. SM IV is the general partner of SVP IV and SVA IV, and Auber, a  member of SM IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 2,000 shares.

8.

Shared Dispositive Power
2,680,272 shares, of which 2,606,565 are directly owned by SVP IV and 73,707 are directly owned by SVA IV. SM IV is the general partner of SVP IV and SVA IV, and Auber, a member of SM IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,272 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.15%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 812578102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Greg Stikeleather (“Stikeleather”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,000 shares.

6.

Shared Voting Power
2,680,272 shares, of which 2,606,565 are directly owned by SVP IV and 73,707 are directly owned by SVA IV. SM IV is the general partner of SVP IV and SVA IV, and Stikeleather, a  member of SM IV, may be deemed to have shared power to vote these shares.

	7.	Sole Dispositive Power 6,000 shares.

8.

Shared Dispositive Power
2,680,272 shares, of which 2,606,565 are directly owned by SVP IV and 73,707 are directly owned by SVA IV. SM IV is the general partner of SVP IV and SVA IV, and Stikeleather, a  member of SM IV, may be deemed to have shared power to dispose of these shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,686,272 shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.16%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Seattle Genetics, Inc.
	(b)	Address of Issuer's Principal Executive Offices 21823 30th Drive SE Bothell, WA 98021

Item 2.
(a)

Name of Person Filing

This statement is filed by Sofinnova Venture Partners IV, L.P., a Delaware limited partnership (“SVP IV”), Sofinnova Venture Affiliates IV, L.P., a Delaware limited partnership (“SVA IV”), Sofinnova Management IV, L.L.C., a Delaware limited liability company (“SM IV”), Robert Carr (“Carr”), Michael Powell (“Powell”), Alain Azan (“Azan”), Nathalie Auber (“Auber”) and Greg Stikeleather (“Stikeleather”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

SM IV is the general partner of SVP IV and SVA IV, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by SVP IV and SVA IV.  Carr, Powell, Azan, Auber and Stikeleather are  members of SM IV and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by SVP IV and SVA IV.

	(b)	Address of Principal Business Office or, if none, Residence The address for each of the reporting persons is: Sofinnova Ventures Inc. 140 Greary Street, 10th Floor San Francisco, CA 94108
(c)

Citizenship
SVP IV and SVA IV are Delaware limited partnerships.  SM IV is a Delaware limited liability company.  Carr, Powell, Azan, and Stikeleather are United States Citizens.  Auber is a French Citizen.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 812578102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of SVP IV and SVA IV and the limited liability company agreement of SM IV, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002
SOFINNOVA VENTURE PARTNERS IV, L.P., a Delaware Limited Partnership
By: Sofinnova Management IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

SOFINNOVA VENTURE AFFILIATES IV, L.P., a Delaware Limited Partnership
By: Sofinnova Management IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

sOFINNOVA MANAGEMENT IV, L.L.C., a Delaware Limited Liability Company

	By:	/s/ Robert Carr
Robert Carr
Managing Member

ROBERT CARR

	By:	/s/ Robert Carr
Robert Carr

MICHAEL POWELL

	By:	/s/ Michael Powell
Michael Powell

ALAIN AZAN

	By:	/s/ Alain Azan
Alain Azan

NATHALIE AUBER

	By:	/s/ Nathalie Auber
Nathalie Auber

GREG STIKELEATHER

	By:	/s/ Greg Stikeleather
Greg Stikeleather

EXHIBIT INDEX

Found on
Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	14

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Seattle Genetics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2002
SOFINNOVA VENTURE PARTNERS IV, L.P., a Delaware Limited Partnership

By: Sofinnova Management IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

SOFINNOVA VENTURE AFFILIATES IV, L.P., a Delaware Limited Partnership

By: Sofinnova Management IV, L.L.C., a Delaware Limited Liability Company
Its: General Partner

sOFINNOVA MANAGEMENT IV, L.L.C., a Delaware Limited Liability Company

	By:	/s/ Robert Carr
Robert Carr
Managing Member

ROBERT CARR

	By:	/s/ Robert Carr
Robert Carr

MICHAEL POWELL

	By:	/s/ Michael Powell
Michael Powell

ALAIN AZAN

	By:	/s/ Alain Azan
Alain Azan

NATHALIE AUBER

	By:	/s/ Nathalie Auber
Nathalie Auber

GREG STIKELEATHER

	By:	/s/ Greg Stikeleather
Greg Stikeleather